OCONN INDUSTRIES CORP.

VIA EDGAR

December 24, 2012

Jan Woo

Attorney-Advisor

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Oconn Industries Corp.

            Registration Statement on Form S-1

            Filed November 8, 2012

            File No. 333-184830

Dear Ms. Woo:

This letter is in response to your comment letter dated December 5, 2012, with regard to the Form S-1 filing of Oconn Industries Corp., a Nevada corporation (“Oconn Industries” or the "Company") filed on November 8, 2012.  Responses to each comment have been keyed to your comment letter.

General

1.      We confirm that we have not had any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications. Additionally, we confirm that there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

2.      The Registration Statement has been revised to disclose the Company's intention to sell shares of its Common Stock in subsequent future private placement offerings, and to further disclose that we may not be successful at selling shares and raising funds in future offerings.  We believe that market interest will greatly affect the Company's ability or desire to sell shares in order to raise funds.  Depending on market interest, we may decide to explore other options such as Director loans.

3.      The registered agent has been revised accordingly.

Outside Front Cover of the Prospectus

4.      Outside front cover page has been revised accordingly.

Prospectus Summary

General Information about Our Company, page 4

5.      These sections have been expanded and revised accordingly.

Implications of Being an Emerging Growth Company, page4

6.      Two Risk factors have been added.

Risk Factors, page 7

We lack an operating history and have losses we expect to continue…., page 7

7.      This risk factor has been updated and revised accordingly.

Because we have only two officers and one director who have no formal training in job placement…., page 8

8.      This risk factor has been updated and revised accordingly.

Because our continuation as a going concern is in doubt…., page 9

9.      This risk factor has been expanded and revised accordingly.

Our officers and director currently own 56% of the issued and outstanding stock…, page 12

10.  The risk factor has been revised accordingly.

We do not intend to register a class of securities under Section 12…, page 13

11.  An additional risk factor has been added.

Plan of Distribution, page 16

12.  Mr. Eithne O’Connor is not a selling shareholder in this offering.  This section has been revised accordingly.

Description of Business, page 20

13.  This section had been updated accordingly.

Competition, page 21

14.  We believe that these are direct competitors because we feel we have a strong marketing plan and management team to over time grow charmslove.com as direct competition. Management will work to develop a stronger brand name with charmslove.com and with a fresh name and marketing approach users will be inclined to try something new to meet their match. Charmslove.com will offer user’s faster sign up, quicker connections to other users directly in their area in real time with a more relaxed light and fun social interaction.

Markets for Common Equity and Related Stockholder Matters, page 22

15.  We want to disclose the fact that a certain number of affiliate shares may become free trading upon a certain date.

Results of Operations for the Period Ending July 31, 2012, page 24

16.  The section has been expanded and revised accordingly.

Where you can find more information, page 39

17.  Statement on page 39 has been revised and the disclosure on page 13 has been removed and a new one has been added.

Part II

Recent Sales of Unregistered Securities, page 41

18.  The reference to June 25, 2012 was in error.  The Registration Statement has been revised accordingly.

Exhibit 23.1

19.  Exhibit 23.1 has been revised accordingly.

Exhibit 99.1

20.  The subscription agreement filed contemporaneously with the S-1 is irrelevant to any subsequent sales of the shares by those shareholders listed in the registration statement.  The filing of a sample subscription agreement as an attachment to our S-1 was inadvertent and should be disregarded. Exhibit 99.1 has been removed from the exhibits list.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (oconncorp@hotmail.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Eithne O’Connor

_____________________

Eithne O’Connor, President